UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER

SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-36901

Dish TV India Limited

(Exact name of registrant as specified in its charter)

18th Floor, A Wing, Marathon Futurex, N M Joshi Marg, Lower Parel,

Mumbai, Maharashtra

400 013, India

(Address of principal executive offices)

American Depositary Shares, each representing four Equity Shares, par value 10 rupees per share

Equity Shares, par value 10 rupees per share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐ (for equity securities)	Rule 12h-6(d) ☒ (for successor companies)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.    Exchange Act Reporting History

A.	Dish TV India Limited (“Dish TV”) is a successor issuer that is filing this Form 15F pursuant to Rule 12h-6(d) and is relying on the reporting history of Videocon d2h Limited (“Videocon”), the issuer to which Dish TV has succeeded under Rule 12g-3. Videocon entered into a scheme of arrangement with Dish TV and the shareholders and creditors of Videocon and Dish TV under the provisions of Sections 230-232 and other applicable provisions of the Companies Act, 2013 (India) (the “Scheme of Arrangement”), to effect the following transactions: (i) the amalgamation of Videocon, as transferor company, with and into Dish TV, as transferee company; (ii) the dissolution without the winding up of Videocon and (iii) the transfer of the authorized share capital of Videocon to Dish TV. The shareholders of Videocon approved the Scheme of Arrangement at the meeting of the equity shareholders of Videocon held on May 8, 2017, and the Scheme of Arrangement was approved by the Mumbai Bench of the National Company Law Tribunal at a hearing on July 27, 2017. The Scheme of Arrangement became effective on March 22, 2018.

Videocon (Commission file number 001-36901) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on March 20, 2015 when the registration statement on Form F-4 filed with the Securities and Exchange Commission became effective.

B.	Videocon has filed or submitted all reports required under section 13(a) and 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report on Form 20-F under Section 13(a) during this period.

Item 2.    Recent United States Market Activity

Dish TV’s securities have not been sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”).

Item 3.    Foreign Listing and Primary Trading Market

A.	Dish TV has maintained a listing of its equity shares on the BSE Limited and the National Stock Exchange of India Limited, which are located in India. For the 12-month period beginning April 1, 2017 and ending March 31, 2018, the BSE Limited and the National Stock Exchange of India Limited constituted the primary trading market for Dish TV’s equity shares.

B.	Dish TV’s equity shares were initially listed on the BSE Limited on April 18, 2007 and on the National Stock Exchange of India Limited on April 18, 2007. Dish TV has maintained a listing of its equity shares on the BSE Limited and the National Stock Exchange of India Limited for at least the 12 months preceding the filing of this Form.

C.	During the 12-month period beginning April 1, 2017 and ending March 31, 2018, 100% of trading in Dish TV’s equity shares occurred in India.

Item 4.    Comparative Trading Volume Data

Dish TV’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A.	The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is April 1, 2017 to March 31, 2018.

B.	During this 12-month period, the average daily trading volume of Dish TV’s equity shares in the United States and on a worldwide basis was 0 shares and 5,253,472 shares, respectively.

C.	For the same 12-month period, the average daily trading volume of Dish TV’s equity shares in the United States represented 0% as a percentage of the average daily trading volume for that class of securities on a worldwide basis.

D.	Not applicable.

E.	Dish TV has not terminated a sponsored American Depositary Receipt (ADR) facility regarding its equity shares.

F.	Dish TV used Bloomberg as the source of the trading volume information for determining whether it meets the requirements of Rule 12h-6.

Item 5.    Alternative Record Holder Information

Not applicable.

Item 6.    Debt Securities

Not applicable.

Item 7.    Notice Requirement

A.	As required by Rule 12h-6(h), Dish TV published a notice disclosing its intent to terminate its duty, as a successor issuer to Videocon, to file reports under section 13(a) and section 15(d) of the Exchange Act on April 12, 2018.

B.	The notice was provided in the United States to the Bloomberg newswire service. In addition, the notice is attached as an exhibit to this Form 15F and will be posted on Dish TV’s website (www.dishtv.in).

Item 8.    Prior Form 15 Filers

Not applicable.

PART II

Item 9.    Rule 12g3-2(b) Exemption

Dish TV will publish the information required by Rule 12g3-2(b)(1)(iii) on its internet website at www.dishtv.in. The information required by Rule 12g3-2(b)(1)(iii) will also be available on the website of the Indian Stock Exchange http://www.bseindia.com/stock-share-price/stockreach_annualreports.aspx?scripcode=532839&expandable=0

PART III

Item 10.    Exhibits

Attached as an exhibit to this Form 15F is a copy of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing Dish TV’s intent to terminate its duty, as a successor issuer to Videocon, to file reports under section 13(a) or 15(d) of the Exchange Act or both.

Item 11.    Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Dish TV India Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Dish TV India Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Dish TV India Limited

Dated: April 12, 2018	By:	/s/ Rajeev K Dalmia
	Name:	Rajeev K Dalmia
	Title:	Chief Financial Officer

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